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                                                              Exhibit 4.(a)(iii)

                                   G E CAPITAL
                           COMMERCIAL FINANCE LIMITED


                              DATE 1ST OCTOBER 1999




                               FINANCING AGREEMENT

                                      WITH


                             MADGE NETWORKS LIMITED


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                               FINANCING AGREEMENT

(1) GE CAPITAL COMMERCIAL FINANCE LIMITED a company incorporated in England with official registration number 1,030,032

            AND

(2)   The Client(s) whose details appear immediately below

Key * Delete as appropriate

CLIENT PARTICULARS - CORPORATE CLIENT(S)

NAME:                               MADGE NETWORKS LIMITED

COMPANIES REGISTRY NO:              2011579
PRINCIPAL PLACE OF BUSINESS:        WEXHAM SPRINGS, FRAMEWOOD ROAD,
                                    WEXHAM, SLOUGH SL3 6PJ
NATURE OF YOUR BUSINESS:            COMPUTER NETWORK PRODUCTS

EACH OF WHICH IS SUBJECT TO THE PARTICULARS APPEARING IMMEDIATELY BELOW


The condition numbers referred to in parentheses indicate where, inter alia, these Particulars are referred to in the Conditions and the clause letters where such Particulars are referred to in this document.

A     THE PARTICULARS

A1    MODULES INCORPORATED IN THIS AGREEMENT:

                                                       * Definitions and Interpretations
                                                       * Foreign Currency

      CONDITIONS INCORPORATED IN THIS AGREEMENT:       * Standard Conditions for Invoice
                                                         Discounting (Edition A/99)
A2    (a) DATE THIS AGREEMENT IS MADE:

      (b) COMMENCEMENT DATE:                           1ST OCTOBER 1999
      (Condition 2.1)

      (c) MINIMUM PERIOD OF THIS AGREEMENT:            TWENTY FOUR months from
      (Condition 2.1)                                  the Commencement Date

      (d) MINIMUM NOTICE PERIOD:                       THREE MONTHS provided that no  notice shall
      (Condition 2.1)                                  be given which would expire before 6
                                                       months from the Commencement Date

A3     DEBTS TO WHICH THIS AGREEMENT                   All Debts
       APPLIES:
       (Clause C and Condition 1.1)

N.B.  In paragraph A4 to A14 of these Particulars

      (i) the provisions in the column headed UK Debts shall only apply to UK Debts and the


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            provisions in the column (if any) headed Export Debts shall only apply to Export Debts;

      (ii) if we keep the Current Account and the Asset Account in respect of UK Debts in currencies other than sterling then any sum expressed in sterling shall be treated as if the words "or its currency equivalent" were also added.


A4 CURRENT ACCOUNT LIMIT:        The aggregate Current Account Limit shall be
    (Condition 5.4)              $30,000,000

A5 ADVANCE PERCENTAGE:           75%

(Definitions of "Advance" and "Availability")

A6 DEBTOR CONCENTRATION:         20% (30% for The Ingram Micro group of
(Definitions of "Unapproved      companies)
Debt" and "Debtor
Concentration")

A7 ADVANCE PERIOD:
(Definitions of"Unapproved       60 days from the invoice due date
Debt" and "Advance Period")

A8 DISCOUNT:                     1.25% above Base Rate
(Condition 6.1 )

A9 SERVICE CHARGE:               L2,500 per calendar month payable in advance on
                                 the first day of the calendar month

A10 MINIMUM SERVICE CHARGE:      N/A
(Condition 6.3)

A11 YOUR PAYMENT AND             90 days with a settlement discount not
    SETTLEMENT DISCOUNT TERMS:   exceeding 5%.
    (Condition 13.1.7)

A12SHORTFALL AMOUNT:             N/A
    (Condition 9.4)

A13 CHAPS ADMINISTRATION
     CHARGE:                     L25.00 or its currency equivalent

A14 CONDITIONS PRECEDENT TO BE COMPLIED WITH BEFORE WE COMMENCE ADVANCES:

Our making any Advances to you is subject to you fulfilling each of the conditions set out below (including providing the specified documents in form and substance satisfactory to us) to our satisfaction. If any such condition has not been satisfied by 24th October 1999 we shall be entitled to serve notice on you (the time for compliance with which shall be of the essence) requiring you to satisfy all such conditions by close of business on such date as we may specify in such notice, failing which we shall be under no further obligation to purchase Debts, make Advances to you or otherwise provide any credit facility or financial accommodation to you.

a) Copies, certified (by one of your directors or your solicitors) as true, complete and up to date, of:


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      i)    Certificate of Incorporation for the Client and Madge Logistics
            Limited ("MLL");

      ii)   Memoranda and Articles of Association of the Client and MLL;

      iii) Board resolutions of the Client and MLL approving the entering into of the

            Financing Documents to which they are or are intended to be a party and authorising a named person or persons to sign such documents and any documents to be delivered pursuant thereto.

b) A copy, certified (by one of your directors or your solicitors) as true, complete and accurate, of the Sale and Purchase Agreement dated
      31 August 1999 entered into by Olicom A/S as seller and Madge Networks NV as buyer ("the Sale and Purchase Agreement") and each of the ancillary documents thereto, namely the Escrow Agreement, the IPR Agreement, the Inventory Agreement, the Patent Licence, the Trade Mark Licence, the Assignment of Patent Applications and the Assignment of Trade Marks.

c) A letter addressed to us from the Client's solicitors, Messrs. Bird & Bird, confirming in the agreed form:

      i) that the written consents of the management board and the supervisory board of Madge required to authorise Madge to enter into the Sale and Purchase Agreement and the Ancillary Agreements have been obtained and that, so far as we are aware but without having made any enquiry thereinto, no other consents were required to make the entry into the Sale and Purchase Agreement and the Ancillary Agreements by Madge legally binding against Madge;

      ii) that all the conditions required to be fulfilled on or before Completion (as defined in the Sale and Purchase Agreement) as set out in Part A of schedule 2 of the Sale and Purchase Agreement have been fulfilled; and

      iii) that all material third party consents or permissions required by Madge to acquire unencumbered title to or, as the case may be, the right to use the assets intended to be transferred or sold under the Sale and Purchase Agreement and the Ancillary Agreements to Madge have been obtained or are in the course of being obtained.

d) A Composite Guarantee and Debenture in our favour in the agreed form duly executed by the Client and MLL creating certain first ranking fixed charges over certain assets defined therein and creating first ranking floating charges over all other assets of such companies.

e) In respect of all indebtedness owing by any of the Client and / or MLL to Madge Networks NV or other companies party thereto, a subordination agreement executed by such parties in the agreed form.

f) Satisfactory evidence that Madge Networks NV and its subsidiary undertakings have unEncumbered cash balances totalling not less than $35,000,000 in aggregate as at the opening of business on the date of this Agreement.

g) A copy of the Accountant's Report prepared by Ernst & Young, in relation to the Sale and Purchase Agreement and ancillary matters.

h) Evidence that all assets of the Client and MLL (including assets acquired under the Sale and Purchase Agreement) are unEncumbered save for Permitted Encumbrances.

i) Evidence that all insurances required to be taken out or maintained by the Client and or MLL under the Guarantee and Debenture referred to in paragraph d) above have been taken out and are in full force and effect together with confirmation that our interest has been duly noted on such policies of insurance.


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j)    A letter from Ernst & Young confirming their understanding that Madge
      Networks NV and its subsidiaries have reorganised their business such that:

i) subject to obtaining a Dutch capital tax ruling, Madge.connect B.V. will become the sole shareholder of Madge Networks (UK) Holdings Limited;

      ii) Madge Networks (UK) Holdings Limited is intended to remain the sole shareholder of the Client;

      iii) certain assets, liabilities and contracts which do not relate to the Token Ring business have or will be transferred out of the Client and its subsidiaries (as detailed in the Asset Sale Agreement between the Client and Madge.web Limited dated on or about 1 October 1999 and that the Client and MLL will, following the completion of the transfer contained in the said Agreement, continue to be able to access the assets, rights and licences necessary to conduct the Token Ring business.

A15 SPECIAL CONDITIONS:

(a) During the currency of this Agreement, you will deliver to us the following:

ITEM                                       PERIOD           DUE DATE
Signed audited consolidated Yearly                          Within 6 months of each financial year end
accounts for Madge Networks NV
Signed audited accounts for each of        Yearly           Within 6 months of each financial year end
the Client and MLL
Copies of the 6 - K statement for         Quarterly         Within 10 days of delivery to NASDAQ
Madge Networks NV
Management accounts (including             Monthly          Within 21 days of each Month end
profit and loss account and balance
sheet) for the Client (to be in a
format Consistent with, and using
accounting principles and policies
consistent with, the Proforma
Report annexed to this Agreement
and marked "A")
Inventory Report for MLL                   Monthly          Within 21 days of each
Month end
Aged Debt Analysis and each                Monthly          Within 10 Working Days
Reconciliation Report for ID for                            Month end
those ledgers against which we
have agreed to make Advances
Purchase Ledger                            Monthly          Within 21 days of each Month end

Marketing Support and Training             Monthly          Within 10 Working Days of each Month end

Invoices +
Retrospective discount +                   Monthly          Within 10 Working Days of each Month end

A report in respect of Contracts           Monthly          Within 10 Working Days of each Month End
of Sale where services have yet
to be completed (condition 13.1.2) +


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+     We reserve the right to hold special reserves in respect of marketing support and training, contra accounts and/or retrospective discounts and Notified Debts in excess of the amount stated in condition 13.1.2 where the relevant services remain to be completely performed as appropriate.

b) The Monthly returns due date referred to in Condition 16.5 is the 21st day of the Month immediately following the end of the Month to which the return relates. For the purposes of this Special Condition A 15, reference to "Month" refers to your accounting periods of not less than four but not more than five weeks, and "Monthly" and similar terms shall be construed accordingly.

c) Upon or promptly following the Commencement Date, we require a letter to be sent to all debtors who pay by BACS advising them of the change in bank account details.

d) During the currency of this Agreement, debts reported on the MENA, International, France, South Africa and Asia sales ledgers shall not be Notified to us.

e) During the currency of this Agreement, we shall require that signed proofs of delivery or collection are obtained for each Debt and that these are held to our order.

f) During the currency of this Agreement, we shall require that the value of credit notes (excluding those raised in respect of retrospective discounts and your internal provisions) as a percentage of your notified turnover does not exceed 12% when measured on a rolling three Month basis. This covenant will be measured Monthly by us. If this covenant is breached we may reduce the Advance Percentage by the amount by which the 12% target is exceeded. (For Example, if value of credit notes is 14% then Advance Percentage could reduce to 73%).

g) During the currency of this Agreement, we shall require that debt turn does not exceed 97 days (when measured on a cash collections basis, on a rolling 3 Month basis, this being the result of dividing the total of your end of Month debtor balances by the cash collections from or on account of your debtors for the period and multiplying the result by 30.5 for a monthly average). This covenant will be measured Monthly by us, and will be reviewed in conjunction with you on or about 1March 2000 subject to our discretion to vary the required debt turn following such review.

h) During the currency of this Agreement, the ratio of the Client's Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) net of any exceptional costs (including redundancy and capitalised deal costs) to Total Interest and Discount Costs (net of any interest received by you) shall not be less than:

      (a) 1:1 up to and including February 2000; and

      (b) 1.5:1 thereafter

      when measured on a rolling 3 Months basis. This covenant will be measured Monthly by us starting in December 1999.

i)    (Intentionally left blank.)

j)    All legal costs incurred by us in relation to:

      (i) the negotiation of all documents setting out or relating to this Agreement and in respect of our satisfaction with your compliance with the conditions in these Special Conditions A15 up to L17,500 plus VAT and reasonable disbursements; and

      (ii) being satisfied in connection with Special Condition A15(k) below are for the account of the Client and we are authorised to debit the same from your current


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            account. (We acknowledge that you have received an indicative quotation for your legal costs under (j) (ii) of $20,500 plus disbursements and taxes.)

k) In order to make accounts receivable currently owned by Madge Networks Inc eligible for inclusion within this facility as your Debts, we will require the following, in each case in form and substance satisfactory to us:

     i) A copy, certified as true, complete and up to date, of an agreement providing for the sale by Madge Networks, Inc of all of its accounts receivable to you for fair consideration and on arm's length terms;

      ii) Evidence that all Encumbrances over such accounts receivable have been discharged or released prior to their sale to you;

      iii) An opinion of your US Counsel confirming, in relation to the sale referred to in (i) above, that such sale constitutes a true sale and recites the circumstances in which such sale could be set aside as a fraudulent conveyance (or similar) under applicable US laws; and

      iv) Such other documents and evidence as we may reasonably require in order to satisfy ourselves as to your unEncumbered ownership of such accounts receivable.

l) There will be an arrangement fee of L50,000 payable at the commencement of this Agreement in consideration for the payment of which we agree not to charge any arrangement fee for any proposed inventory facility we may grant to MLL in future and we acknowledge that we have already been paid L20,000 of this L50,000 by the Client.

m) You will pay to us a monthly non-utilisation fee calculated in accordance with the following formula:

Fee = x           x     (Average Availability minus Average Utilisation)
      -
     100

where,

"Average Availability" means the average Availability during the month in respect of which the calculation is made; and

"Average Utilisation" means the average debit balance on your Current Account during the month in respect of which the calculation is made; and

"x" equals 0.5 for the first 12 months commencing on ls'October 1999, and 0.25 thereafter.

The monthly non-utilisation fee will be debited by us monthly on or about the first Working Day of the next month. (For example, the fee for October 1999 will be debited on or about the first Working Day of November 1999.)

n) Where any provision of any of the Financing Documents provides for you to reimburse or indemnify us in respect of any costs or expenses, we shall not seek nor shall we be entitled to claim reimbursement or indemnity from you in respect thereof under any other provision of any of the Financing Documents.

PARTIES TO THE AGREEMENT: INTERPRETATION


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B.   In this Agreement references in this Agreement to "us" shall be construed as referring to GE Capital Commercial Finance Limited and its immediate or derivative successors and assigns, including persons to whom this Agreement may be novated from time to time.

PURPOSE

C. This is an Agreement for us to provide you with financing services, including the sale by you and purchase by us of those of your Debts referred to in the Particulars.

INCORPORATION OF CONDITIONS

D. This Agreement incorporates the Conditions, referred to in the Particulars, which have been supplied by us to you. Reference to "the Agreement" or"this Agreement" here and in the Conditions shall include this document, the Conditions, and any additional Modules referred to in the Particulars. This Agreement includes all terms agreed between us to the exclusion of any representations or statements made by or on our behalf whether orally or in writing prior to the date of this Agreement. Certain words used have special meanings. They start with capital letters and their meanings are explained in the Definitions and Interpretation Module.

POWER TO ACT IN YOUR NAME

E.1 So that we may, if necessary, perfect our title to any Debt or its Associated Rights or exercise our rights under any Financing Documents or otherwise and to secure that you carry out your obligations to us and that Debtors carry out their obligations to us you irrevocably appoint us and every officer of ours (and any person to whom we transfer or novate this Agreement or any of the Financing Documents) at any time jointly and severally to be your attorneys. This power of attorney shall not expire until all monies and obligations due to us under any Financing Documents (from all parties not just you) have been paid and discharged and we are under no further obligation to the Client under any of the Financing Documents. This will enable us (but shall not oblige us) for the aforesaid purposes in our discretion and without notice to you to:

(i)   execute or sign any deeds or documents (including assignments);

(ii)  obtain payment of Debts;

(iii) complete, deal with, negotiate or endorse Remittances;

(iv)  institute, conduct, compromise or defend any legal proceedings;

(v) settle your indebtedness to us or to Debtors; (vi) perform such other lawful acts, as we in our absolute discretion, may consider reasonably necessary or expedient.

E.2 Any attorney appointed above may in turn appoint and remove any substitute attorney or agent for you for the matters set out above.

E.3 You will ratify anything lawfully done by any attorney, substitute attorney or agent under the powers set out above.

UNDERSTANDING

You acknowledge:

(i) having received, read, understood and agreed to all the terms of the Agreement fincluding our Standard Conditions); and

(ii) having had the opportunity before signing it to take independent legal advice as to the rights and obligations of each party under this Agreement.


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DECLARATION

Each Director signing this Agreement hereby authorises us to hold on computer all information obtained by us about that Director (which, without limitation, shall include the Director's name and address, any guarantees, indemnities, warranties, assurances or other security given to us by such Director and details of any credit history or credit scoring concerning such Director; to disclose that information and any compliance or failure to comply with any such guarantees, indemnities, warranties, assurances or other security by that Director to persons in such other countries (including the United States of America) in which we or any affiliated company carry on business (including any credit reference agencies so that it can be used to make lending and/or financing decisions, trace debtors and occasionally to prevent fraud).


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This Agreement has been duly executed and delivered as a deed by you and us as set out below.

SIGNED as a Deed by
GE CAPITAL COMMERCIAL
FINANCE LIMITED
acting by
-----------------------

Paul Beveridge          (a Director)            /s/ Paul Beveridge
-----------------------                         ------------------

and by
-----------------------

Ian Jameson                                     /s/ Ian Jameson
-----------------------                         ---------------
(Director)


CORPORATE CLIENT
----------------
SIGNED as a Deed by

MADGE NETWORKS LIMITED
acting by
---------

Christopher Bradley     (a Director)            /s/ Christopher Bradley
-----------------------                         -----------------------

and by
-----------------------

Michael Wilson                                  /s/ Michael Wilson
-----------------------                         ------------------
(Director)


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